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                                                                Exhibit 8

                                                   Notice of Withdrawal Right



We are sending you this notice in order to comply with the laws administered by the United States Securities and Exchange Commission ("SEC"). Please read it carefully and retain it with your important records.

You have recently purchased a variable life insurance policy from New England Variable Life Insurance Company ("NEVLICO"). The benefits of the policy depend on the investment experience of New England Variable Life Separate Account ("ACCOUNT").

You have the right to examine and cancel this policy. You may return the policy for cancellation at any time up until the latest of:

     1.  10 days after you have received the policy;

     2.  45 days from the date you completed Part 1 of the application; and

     3.  10 days from the date of the postmark of this notice.

If you exercise this right, you are entitled to a full refund of all payments made. In determining whether to cancel your policy, you should consider, among other things, the projected cost of your policy and your ability to make the scheduled premium payments as stated in your policy. Please consult and review the prospectus you have received which describes the deductions from premiums before amounts are allocated to the selected accounts and other charges assessed in connection with the policy, including:

     From each scheduled premium (after deduction of any premiums for rider benefits and substandard risk) a deduction of the portion of the annual administrative charge allocable to the premium, equal to $55 per year if premiums are paid annually, or a maximum of $57.75 per year if premiums are paid more frequently;

     From each scheduled premium (after deduction of the annual administrative charge and any premiums for rider benefits and substandard risk), a charge of 2.5% for premium tax, a charge of 1% for federal taxes, and a charge of 5.5% for sales expenses. NEVLICO currently intends to waive this sales charge on scheduled premiums paid after the first 15 policy years;

     From each unscheduled payment, a state premium tax charge of 2.5%, a charge for federal taxes of 1%, and a sales charge of 5.5%;
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     Upon total or partial surrender, if the face amount is reduced or upon lapse of the Policy during the first 15 policy years, a surrender charge consisting of a deferred administrative charge no greater than $2.70 per $1,000 of face amount and a deferred sales charge in an amount no greater than 43.5% of the scheduled premium for the first policy year, plus 16.5% of the scheduled premium for policy year two. This maximum deferred sales charge applies in policy years three through ten. For insureds who are above issue age 50, the maximum deferred sales charge may be lower and the surrender charge period is 10 years. Your policy's schedule page shows the maximum surrender charge for your policy;

     On the first day of each policy month, deductions from the cash value for the cost of insurance, an administrative charge of $0.02 per $1,000 of face amount (guaranteed not to exceed $0.04 per $1,000 of face amount) and a minimum death benefit guarantee charge of $0.01 per $1,000 of face amount:

     Upon nonpayment of a scheduled premium pursuant to the Special Premium Option, a deduction from cash value equal to 91% of the amount of the annual administrative charge and of any charges for riders or substandard risk that are due with the premium.

If you decide to cancel your policy, complete the enclosed form and return your policy in accordance with the enclosed instructions. The post mark of the returned policy must be on or before the latest date permitted for cancellation described above.



H. James Wilson

Secretary